

BILL KERR

Good Morning. It's a pleasure to present to you and I want to thank Kevin Gruneich and Victor Miller for inviting us.

With me today are Steve Lacy, President of our Publishing Group, Kevin O'Brien, President of our Broadcasting Group, and Suku Radia, our Chief Financial Officer.



FORWARD-LOOKING STATEMENTS

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the company's operations. Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include, but are not limited to: downturns in national and/or local economies; world, national or local events that could disrupt broadcast television; softening of the domestic advertising market; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order and/or television viewing patterns; unanticipated increases in paper, postage, printing or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution such as the Internet or e-commerce; changes in government regulations affecting the company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions.

Meredith CORPORATION

This presentation includes statements that are considered forward-looking within Federal securities laws. I will spare you by refraining from reading the text of this slide, but it is important to remind you of a number of factors that can affect our business and results, especially the impact of the current geo-political environment.



- **Provide Superior Service to Customers**
- **Build Superior Shareholder Value**

To start, I'll give you a brief company overview. Steve will outline the growth strategies for our Publishing Group. Kevin will discuss the continued improvement in our Broadcasting Group. Suku will provide a financial update including our current earnings outlook. Then, we'll address your questions.

For more than 100 years, Meredith has served the needs of American families and their homes. We've done this in print, on television and more recently via the Internet – and we've done it very well.

For a century, our primary focus has been to:

- – Provide superior service to our customers, and
- – Build superior value for our shareholders.

First-Half FY 2003 Performance

	Actual	Change vs. Prior Year
Revenues	$501.8	8%
Operating Profit	73.5	37%
Earnings	35.8	49%
EBITDA	87.7	29%
EPS	$0.70	46%

$ in millions, except EPS, adjusted for FAS 142 and special items



Our performance for the first six months of fiscal 2003 reflected a rebound in the business climate:

- Revenues grew 8 percent
- Operating profit rose 37 percent
- Net earnings rose 49 percent
- EBITDA was up 29 percent, and
- Earnings per share rose 46 percent.



First-Half FY 2003 Highlights

Publishing
- Operating profit up 15%*
- Revenues up 5%

Broadcasting
- Operating profit up 73%*
- Same-station revenues up 25 percent

* Compared to results adjusted for FAS 142

Meredith CORPORATION

Here are the operational highlights of the first six months:

In Publishing:

- Operating profit increased 15 percent

- Publishing revenues were up 5 percent.

In Broadcasting:

- Operating profit rose 73 percent, once again reflecting improved ratings, sales efforts, and strong political demand. The December quarter was the third consecutive quarter of year-over-year operating profit improvement. And,

- Same-station revenues increased 25 percent.





Better Than Industry Performance
PIB* Revenue Growth
July – Dec 2002 vs. July – Dec 2001
17.0%
8.0%
Meredith Magazines
All PIB Magazines
TVB**Pacing Growth
July – Dec 2002 vs. July – Dec 2001
27.4%
21.9%
Meredith Stations
TVB Reporting Stations
*Publishers Information Bureau
**Television Bureau of Advertising
Meredith CORPORATION

Our two segments performed very well compared to their respective industry in the first six months of our fiscal 2003.

Our magazine revenues, as reported by PIB, rose 17 percent, compared to an 8 percent gain for all PIB-measured magazines.

In broadcasting, our gross revenue pacings rose nearly 28 percent in the first six months of our fiscal year, compared to a 22 percent gain for the industry, as reported by TVB.

Meredith Strategies

- **Expand powerful publishing base**

- **Continue the improvement in our broadcasting performance**

- **Strengthen excellent financial position**



Overall, we are pursuing three primary strategies.

1) Expand our powerful publishing base,

2) Continue the improvement in our broadcasting performance, and

3) Strengthen our excellent financial position

Points to Remember

- **Publishing – powerful asset base**
- **Broadcasting – turnaround driving growth and margin expansion**
- **Strong cash generation and balance sheet**
- **Strong, credible management**
- **Opportunistic – asset-play alternatives**



If we leave you with nothing else today, we'd like you to remember these five key points about Meredith.

First, our publishing business holds a clear leadership position in the home and family markets. We are expanding this leadership position by serving younger families.

Second, the turnaround in our broadcasting business is a key driver to our growth and margin expansion. In the next two to three years, we expect to restore our broadcasting EBITDA margin to the 40 percent level, comparable to what we did in fiscal 1998 and 1999.

Third, these businesses generate significant free cash flow and we have a strong balance sheet.

Fourth, we have a strong and credible management team. And,

Fifth, these characteristics allow us to be opportunistic with respect to strategic asset opportunities, especially in a consolidating environment.

Now, I'll turn it over to Steve for a detailed look at Publishing.



STEVE LACY

Thank you Bill.

Publishing has been a core Meredith strength since the company was founded. Our group includes more than 16 subscription magazine brands led by *Better Homes and Gardens.* This year we'll publish more than 165 Special Interest Publications, which are primarily sold on the newsstand. And our book business has more than 300 titles in print.

Our group now includes American Baby*,* which I'll discuss in more detail later.

The Publishing Group also includes Integrated Marketing, whose specialty is custom publishing for strategic corporate clients, Interactive Media (or internet-based businesses), and database operations.

In addition, we have established Meredith Corporate Solutions, which is designed to serve the advertising needs of our clients across our publications.



Publishing Strategies

- Leverage "home and family" presence
- Further strengthen *Better Homes and Gardens*
- Revitalize *Ladies' Home Journal*
- Extend *Better Homes'* brand
  - SIPs
  - Books
  - Interactive Media
- Grow mid-size magazines
- Expand portfolio
- Grow Integrated Marketing

Meredith CORPORATION

Our overall growth strategy is to build on our strong presence in the home and family market. This slide highlights some of the key points:

1) As strong as it is, our flagship, *Better Homes and Gardens,* has significant room to grow.

2) We are revitalizing *Ladies' Home Journal*, our second largest title.

3) We have extended the *Better Homes'* brand with:

- Our Special Interest Publications, which have grown revenue and profit contribution very well over time.

- Our book business, which has continued its strong performance in the first half of our fiscal year. And,

- Our interactive media and brand licensing programs, which also extend our home and family expertise.

4) Our mid-sized titles – *Country Home, Traditional Home, Midwest Living* and *MORE* – are all on strong growth paths. We expect to continue to increase circulation and advertising revenues for each of them.

5) American Baby extends our reach into a younger and more culturally diverse demographic. This is a well-established brand name that fits very well into our "family" niche, and

6) We continue to emphasize our integrated marketing and multi-platform advertising programs.



Home – The Focus

Home ownership is at an all-time high. Projected to go higher still...

- 1985: 63.9%
- 1990: 63.9%
- 1995: 64.7%
- 2000: 67.4%
- 2001: 67.8%
- 2010 Proj.: 69.1%

% US Households that are Homeowners

- **Resilient housing market**
- **Strong demographic foundation**
- **Sustained focus on home**

Source: US Housing Survey, Census Bureau
Projection by Joint Center for Housing Studies, 2002



As you know, the housing market is thriving. Home sales, new home construction and remodeling expenditures have all held up extremely well throughout the two-year economic downturn.

Low interest rates have been a major factor in the resiliency of the housing market. Currently, many consumers view their homes as their best investment. As a result, home ownership is at an all-time high with more than two-thirds of America's households today owning their homes. As the chart shows, homeownership is projected to go even higher to nearly 70% by 2010.

There's also a strong and enduring emotional and cultural foundation to the homeowner market. The baby boomers are now totally in their home-and-family years. Mobility rates are also at an all time low and are expected to go lower still for at least a decade. This translates into a even greater commitment to the home.

We have the opportunity to sustain and grow our current portfolio in this consumer home-focused environment.

Home – The Market

Age	Predominant Life Stage	# Women (Millions)	% Own Home 2000	Avg. Annual Expenditures 2000	Spending Priorities
25-34	Forming HHs Young Marrieds Kids 0-4	20	41%	$36,000	Food, House/Apt., Cars
35-44	Young Families Kids 5-12	23	68%	$43,000	House, Kids
45-54	Mid-Late Families, Kids 13-college	19	77%	$47,000	Remodeling, Education
55-64	Empty Nests	13	80%	$39,000	Furnishings, HH Equipment, Recreation

Source: Census 2000; 2000 Consumer Expenditure Survey, Census Bureau

We create products to serve the home and family years, the 35 to 54 lifestages highlighted on the chart, and have a total market of nearly 50 million households from which to draw. Some households enter our market earlier, many stay longer. Our active magazine file is around 20 million today.

These households are the driving force of the American consumer economy. They are the largest spenders and they do a disproportionate amount of their spending in the categories we cover. Advertisers need these people and we have them as our customers. We know how to speak to them.


Better Homes and Gardens
Better Homes and Gardens
Your Home IN BLOOM
COZY Rooms Without the Clutter
6 Ways to Wake Up Favorite Foods
AdAge SPECIAL REPORT
THE A LIST
9 BETTER HOMES & GARDENS
• Circulation strength
• Advertising strength
• Brand extension strength
Meredith CORPORATION

Better Homes and Gardens is our flagship brand.

It is the fourth largest U.S. consumer magazine and has a 7.6 million circulation base which has remained steady while the circulation of most other large U.S. consumer magazines has eroded during the past five years. *Better Homes* holds a leading position within the women's service field, which provides advertisers with a very strong avenue to reach 39 million readers monthly.

Better Homes provides a strong foundation from which we have successfully launched many other businesses.

Recently, *Better Homes and Gardens* was named to the "A List" by Advertising Age magazine. This list includes the top ten magazines in terms of ad page growth and circulation performance, and content development.



Ladies' Home Journal

LADIES'
Home Journal
Beat Stress
In Just Five Minutes a Day
Marriage Styles That Last (Is Yours One?)
Coffee's Hidden Health Powers
The Busy Mom Style Guide
Patricia Heaton
What the star of Everybody Loves Raymond wants more of from her husband & Hollywood
Outsmart Your Allergies page 172
COME ON OVER! 12 New Spring Recipes
Decorating With Family Photos
ALL NEW FEATURES & LOOK

- Revitalizing our second largest title
- Concentrating on a woman's relationship with her family
- Improved ad revenue



Meredith CORPORATION

Let's turn to *Ladies' Home Journal*. As you recall, this has been a challenging business for us in recent years, but we are very pleased with recent developments.

On July 1, 2002, we changed creative leadership and named Diane Salvatore editor-in-chief. Diane is refreshing the magazine around the theme, "heart, home and family." It is designed to emphasize a woman's relationship to her family in areas such as health, parenting and relationships. She is also upgrading the writing and photography, and improving the look and feel of *LHJ*. Diane has hired an extremely strong editorial staff, with new editors hailing from such magazines as In Style, Seventeen, Harper's Bazaar, Self, Redbook, and The New York Times. The full impact of their work can be seen in the March 2003 issue.

On the sales and marketing front, we promoted Jeannine Shao Collins to Vice President/Group Publisher of *Ladies' Home Journal* and *MORE*. Jeannine did an outstanding job as Publisher of *Better Homes and Gardens*. Jeannine was recently named to the Advertising Hall of Achievement. This is the industry's premier award for outstanding advertising professionals age 40 and under.

We are beginning to see the impact of Jeannine's and Diane's leadership. After a relatively weak first half, ad revenue for the February issue of *LHJ* is up 42 percent and the March issue is up 38 percent.


Advertising Strength
Better Homes and Gardens and Ladies' Home Journal
BHG 31.8%
LHJ 11.6%
43.4%
Good Housekeeping and Redbook
GH 19.5%
RB 7.3%
26.8%
Woman's Day
15.3%
Family Circle
14.5%
Share of Traditional Women's Service Field*
Gross revenues for 12 months ending with January 2003 issues
Source: Publisher's Information Bureau, February 2003
* Excludes Rosies
Meredith CORPORATION

This graph illustrates the share of gross PIB advertising revenues for the traditional women's service field – which now excludes Rosie's – for the 12-month period ending with the January issues.

Meredith's two largest magazines – *Better Homes and Gardens* and *Ladies' Home Journal* – combined to lead the field with a 43% share.

Better Homes has a commanding lead over the combined share of *Good Housekeeping* and *Redbook*. In the 12 months ending with the January 2003 issue, the title grew its pages, as measured by PIB, by 7 percent and PIB revenues by 14 percent.


Brand Extension
Special Interest Publications
Web Site
3.4 million unique visitors per month in FY03-Q2
Books
300+ titles
Brand licensing
Broadcasting Promotions
Corporate Solutions
Meredith CORPORATION

We have been successful extending our *Better Homes and Gardens* brand by launching new mid-sized subscription magazines; a lineup of more than 165 Special Interest Publications sold primarily through retail; and hundreds of books.

In addition, we have created a powerful *Better Homes and Gardens* web site, brand licensing arrangements with retailers, cross-marketing programs with our local television stations, and a Corporate Solutions business which leverages the *Better Homes and Gardens* brand to create multi-platform, multi-product marketing programs across all of our assets.





The growth of our Special Interest Publications over the past 10 years is shown on this slide, with operating profit and revenues indexed at 100 for fiscal 1993. As you can see, revenues have grown nearly three-fold, while operating profit has grown nearly 5 times.

We published 130 Special Interest Publications in fiscal 2002, up more than 60 percent from five years earlier, and, as I noted earlier, we plan to publish approximately 165 in fiscal 2003.

Over the next several years, we plan to continue this growth trend. We have initiatives in place to capitalize on upside potential in advertising, retail sales volume and cover price increases for existing titles, as well as increases in the number of titles created.

As a result, we believe there is continued growth potential for this business as we look into the future.



Book Operations

- **Revenue growth in the high 20s in Q2-03**
- **Value Publishing**
  - FY-03: 6 titles
  - FY-04: 20 titles
- **New licensed brands**
  - HGTV: 4 titles
  - Trading Spaces: 3 titles
  - Miracle Gro: Series



In the second quarter of fiscal 2003, our book operations were strong across the board and we expect fiscal 2003 to be a banner year for book publishing. Our book revenues were up in the high 20s for the quarter, led by sales of the 12th edition of the *Better Homes and Gardens New Cook Book.*

To date, we have shipped nearly 850,000 copies of the 12th edition of the *Better Homes New Cook Book* to retailers. Clearly, demand for the book was very strong as consumers bought the New Cook Book for the recent holiday season.

We have launched a value publishing initiative which repurposes existing Meredith book content into the oversized books that you see in retail outlets such as Barnes & Noble or Borders. This is a $1 billion market at retail. We have a tremendous content archive and believe this initiative will add meaningful revenue over the next 2-3 years.

We are also aggressively pursuing new licensing arrangements, as well as building on the success of existing arrangements such as Home Depot at retail and Ortho. We are tremendously excited about new agreements with HGTV, The Food Network, Miracle Gro. And we are publishing the first book for Trading Spaces this month (300,000 books on order).


Interactive Media
• Record advertising revenues, page views and unique visitors in the second quarter
• bhg.com, averaged 3.4 million visitors per month in second quarter
• Gains in on-line magazine subscriptions
Meredith
CORPORATION

Our Interactive Media operations continue to grow. In the second fiscal quarter:

• Advertising revenues nearly doubled.

• Page views grew nearly 70 percent and averaged approximately 68 million per month in the quarter.

• Unique visitors increased nearly 90 percent to average nearly 5 million per month in the quarter.

All were quarterly records. Internet traffic continues to grow at our anchor site, *bhg.com*, which averaged 3.4 million visitors per month in the quarter, compared to 1.9 million average monthly visitors in the second quarter of fiscal 2002.

We continue generating magazine subscriptions over the Internet. In the second quarter, we sold over 60 percent more magazine subscriptions over the Internet than in the comparable quarter. That momentum has continued into our third fiscal quarter. Our Internet magazine subscription sales in January were more than double the sales in the same month of the prior year.

Mid-Sized Titles


Midwest Living
Country Home
before-and-after kitchens
TRADITIONAL HOME
more
AGELESS BEAUTY
77 NO-FAIL PRODUCTS FOR SILKIER HAIR, SMOOTHER SKIN, WHITER TEETH
HEALTHIER THAN EVER
DENIM GOES GLAM
INSTANT FAME
TO SIZE 16 AND BACK
ALPHA WOMEN

- **Market share gains**
- **Ad revenue growth**
- **Rate base increases**

Now let's turn our attention to our mid-sized titles. In each of these businesses, we see significant upside, with the opportunity to increase rate base and frequency.

Country Home magazine gained three full market share points in calendar 2002. It will be published 10 times in 2003, and we recently raised its rate base to 1.2 million. We believe there is the opportunity to achieve a 1.5 or 1.6 million rate base over time.

Traditional Home gained four full market share points in calendar 2002. Its rate base will increase to 925,000, effective with the February/March 2003 issue. Our objective is to grow the *Traditional Home* rate base to at least 1 million and frequency to 10 times annually.

Midwest Living magazine has really been on a roll. It has achieved advertising revenue records in six of its last eight issues. We increased its rate base to 850,000, effective January 1.

We are extremely excited about the growth prospects for *MORE* magazine. It has had tremendous advertising performance, with February revenue up 54 percent, March up 44 percent and April up 32 percent. We recently increased its rate base to 850,000 and have plans to grow it to at least 1 million over time.

Portfolio Expansion



american baby
OH BROTHER! (OR SISTER) THE JOYS AND JEALOUSIES OF SIBLING LOVE
HEALTH MISTAKES NEW MOMS MAKE
FINDING THE RIGHT CAR FOR YOUR FAMILY
IMAGINE THAT! HOW TO NURTURE YOUR CHILD'S CREATIVE SIDE
COME PLAY WITH ME
IDEAS GALORE FOR BABY GAMES

- Younger demographic
  - Women
  - Families
- Hispanic market



Meredith CORPORATION

One of our strategic priorities is to extend our portfolio to younger women and families and then move these younger readers into our established titles. We can accomplish this by launching new magazines or acquiring established magazines targeted at a younger market. American Baby is a great example.



American Baby: Young Families and Hispanic Market

The American Baby Group is anchored by *American Baby* magazine, which has a circulation of 2 million and reaches more than 7 million readers monthly. According to PIB, *American Baby* magazine grew advertising revenue 22 percent and advertising pages 17 percent in calendar 2002. The group also includes *Childbirth* and *First Year of Life* magazines, television programs on cable, web sites, sampling programs, significant custom publications, expos and product shows. In addition, the group provides us with a presence in the rapidly-growing Hispanic market, with three Hispanic titles.

The initial integration of American Baby has gone well. Key American Baby personnel have been retained and our Corporate Solutions sales force is including the American Baby portfolio in Meredith advertising packages.

From a client perspective, we are meeting with American Baby advertisers to better understand their needs and explain the benefits of Meredith's home and family expertise. We assigned the responsibility to sell automotive advertising into the American Baby portfolio to a senior Meredith advertising executive with automotive experience. Initial response has been quite encouraging. We also see an opportunity to attract non-endemic advertisers to American Baby. These advertisers already know other Meredith magazines and it makes sense to include American Baby's titles.

Now, I'll turn it over to Kevin for a look at Broadcasting.


Broadcasting Group
UPN
Portland
Bend
Las Vegas
Phoenix
Kansas City
Nashville
Atlanta
Flint/Saginaw
Hartford/
New Haven
Greenville, S.C.
Meredith
CORPORATION

KEVIN O'BRIEN

Thanks Steve. A key component to Meredith's overall success is our Broadcasting Group's turnaround. Our second quarter results continued the improvement that began in the last half of fiscal 2002.

Our broadcasting operations are comprised of 11 television stations throughout the U.S. This map shows their locations and network affiliations.

Eight of our 11 stations are located in the nation's top-36 markets. Our top three markets – Atlanta, Phoenix and Portland – are among the most attractive in the country.

Overall, our station portfolio provides very good diversification in terms of network affiliation and geographic coverage and provides a solid foundation from which to build.



Broadcasting Strategies

- **Improve the performance of each station**
  - Strengthen newscasts
  - Increase ratings
  - Improve sales practices
  - Make better programming decisions
- **Strengthen station lineup**
- **Grow revenues, margins and cash flow**

We've taken several actions to improve the performance at each station. These include:

– Strengthening our news

– Increasing our ratings

– Improving our sales practices, and

– Making better programming decisions

We also want to continue strengthening our station line-up. Therefore, we formed a duopoly in Portland, which is off to a good start.

Successful execution of these initiatives will augment revenue growth, expand margins and increase cash flow.



The best measure of our broadcasting performance is EBITDA and we have improved this measure in each of the last three quarters.

In the fourth quarter of fiscal 2002, our broadcasting EBITDA margin rose 300 basis points year-over-year to 32 percent.

For the first quarter of fiscal 2003, EBITDA margin improved 600 basis points to 24 percent.

In the second quarter of fiscal of 2003, we improved our EBITDA margin nearly 900 basis points to 39 percent.

News Ratings Gains
February 2003 *
ATLANTA'S NEWSCHANNEL
Late News up 16%
6 p.m. News up 13%
FOX 5 KVVU-TV Henderson - Las Vegas
Late News up 63%
Morning News up 31%
CBS 5
Phoenix
Late News up 39%
6 p.m. News up 67%
wfsb.com
Hartford
Late News up 42%
5 p.m. News up 22%
*Households
Source: Nielsen
Meredith CORPORATION











Improving news is a high priority because local newscasts are the single largest revenue generator for a station – accounting for 30 to 35 percent of a local station's revenues on average. It is also an area over which we have complete control of programming. We have taken actions to improve our newscasts and our efforts are generating results.

This slide highlights some of our ratings improvements in the just-completed February sweeps. As you can see, we continue to post rating gains from the stations in our two largest markets, Atlanta and Phoenix. WGCL in Atlanta, posted gains in its late and early evening newscasts, while KPHO in Phoenix continued its strong showing, with a 39 percent ratings gain for its late news.

The newscasts at many of our other stations gained in the February sweeps, including WFSB in Hartford, KVVU in Las Vegas, KCTV in Kansas City and WHNS in Greenville.


Late News: Nov 01 to Nov 02
• Atlanta up 39%
• Phoenix up 60%
• Kansas City up 18%
• Greenville up 63%
• Las Vegas up 14%
Adults 25-54 Source: Nielsen
Meredith
CORPORATION

Our February performance builds on our ratings improvements in the November book. We are selling now based on that book. This slide of data from the adults 24-54 demographic highlights the ratings gains we posted for late news in the November 2002 sweeps, when compared to November 2001. We were up in most of our key markets, led by our two largest markets, Atlanta and Phoenix.

We accomplished these gains by changing our news culture, and by going to a more fast-paced, late-breaking format at our stations. We also upgraded our on-air talent and the sets at many of our stations.



Sales Improvements

- Improved sales culture at our stations
- Selling to new TV advertisers
- Pursuing competitors' advertisers
- Tapping Publishing resources

Improved ratings are fundamental drivers to advertising demand and sales effectiveness, but they are not the only solution.

A top priority was changing the sales culture throughout the group. We are aggressively pursuing advertisers that are new to television. We are going after the advertising customers of our competitors, including newspapers and cable operators. And, we've made everyone at each station focus on maximizing revenues. This includes having our station talent (anchors and reporters) make sales calls to help close deals.



This slide shows the results of our sales improvement efforts. Year-over-year revenue growth improved significantly in late fiscal 2002 and remained at a high level in the second quarter of fiscal 2003.

In the second quarter, we outperformed the industry and same station revenues were up 25 percent.

Strengthen Station Lineup

Portland Duopoly KPTV/KPDX




- Integration of two stations is complete
- Affiliation switch – Sept. 2, 2002
  - KPTV - Fox to stronger signal
  - KPDX – UPN affiliate
- Combined revenue up 14% for Q2-03 and 12% for the first half



As I stated earlier, we formed a <u>duopoly in Portland</u> in June 2002 and it has performed well. The integration of our two stations, KPTV and KPDX, is complete and the affiliation switch was finalized in September. Combined revenues of the two stations rose 14 percent in the second quarter of fiscal 2003 and 12 percent for the first half of fiscal 2003.



Programming Improvements

Smarter programming decisions
- Quality
- Quantity
- Price
- Stations' needs

Another broadcasting initiative is to make smarter decisions related to the quality and quantity of syndicated programming that we purchase, the price we pay for it, and the need for it in each market.

A good example is Dr. Phil and Oprah on WSMV in Nashville, which we air back-to-back in the late afternoon. In the February sweeps Dr. Phil posted a 104 percent rating gain over the programming of the prior year, and Oprah was up 27 percent. Besides posting ratings gains, these two programs provide a strong lead-in to our early evening newscasts in Nashville.

Leveraging Publishing Assets




- **$3.5 million incremental revenue in FY02**
- **Increasing number of pages**
- **Increasing frequency**
- **Specialized, local projects**
- **Syndicating to non-Meredith broadcasting markets**

A significant competitive advantage is our ability to leverage our publishing group's brands at our television stations. We do this through integrated marketing initiatives known as Cornerstones.

These quarterly initiatives provided $3.5 million of incremental revenue to the Group during the last fiscal year. We anticipate that we will exceed that amount by continuing to aggressively market these exclusive packages to our clients.

Not only will we provide the Cornerstones more frequently, we will increase the pages of the printed component from 8 to 12 pages, providing more ad space to sell to more sponsors.

In some markets we have worked with local clients and community events to create special custom cornerstone publications. We will work in each market to look for more of these custom opportunities.

Now, I'll turn it over to Suku for a financial update.


Financial Strategies
• Maintain conservative nature
• Generate strong cash flow to:
– Invest in our business
– Make acquisitions
– Repurchase shares
– Reduce debt
• Maintain strong debt-to-EBITDA and other financial measurements
Meredith CORPORATION

SUKU RADIA

Thank you Kevin.

We have always been conservative with respect to our accounting practices and we follow a very disciplined approach to our CEO and CFO certification of quarterly financials.

Successful execution of our publishing and broadcasting strategies will generate even greater cash flow and strengthen our excellent financial position. We use our free cash flow for four main purposes: 1) to invest in our businesses; 2) to make acquisitions, which add to our strong portfolio of assets; 3) to repurchase our shares; and 4) to reduce debt.

Our philosophy is to maintain a manageable debt-to EBITDA ratio, especially in an uncertain economic environment.



We continue to invest in our business, as you can see from this graph.

We expect capital expenditures in fiscal 2003 to be $30 to $35 million, because of the final stages of our digital TV build out.

Looking forward, we expect annual cap ex to run in the $20 to $25 million range.



We also have an active share repurchase program.

Since fiscal 2000, we have repurchased nearly 130 million dollars worth of our shares and we remain committed to this program.

At a minimum, our objective is to purchase enough shares to cover the number of option grants.

Debt Levels

	Debt	Debt-to-EBITDA
6/30/01	$470	2.2x
6/30/02	$385	2.2x
9/30/02	$365	2.0x
12/31/02	$424	2.2x

In millions, expect D/E ratio
* Dec. 31 total following American Baby acquisition (trailing four quarters EBITDA as of 12/31/02.)



As a company, we generate significant free cash flow. In addition to ongoing capital expenditures and our share repurchase program, we continue to retire debt. Our total debt was $424 million at Dec. 31, 2002, up $59 million from $365 million as of September 30th. This reflects our $115 million acquisition of American Baby that was financed with existing credit facilities and cash on hand.

We expect to maintain a conservative debt to EBITDA ratio. In this environment, a manageable debt level has been a prudent approach to operating our business.



American Baby Group Acquisition

american
baby
americanbaby.com
SPECIAL REPORT ON PREMATURITY WHY IT'S A GROWING CRISIS
LOVE
FINDING THE PERFECT DOCTOR FOR BABY
WHAT DO BABIES WEAR?
CHECK OUT THE NEWEST AND CUTEST CLOTHES
HOW TO $WING STAYING AT HOME

- **Asset acquisition - $115 million**
- **Approximate 10x CY 2003 EBITDA**
- **Accretive in fiscal 2003**



Meredith CORPORATION

We paid $115 million for the American Baby Group. The purchase price represented a multiple of approximately 10 times the American Baby group’s projected calendar 2003 EBITDA.

Consistent with what we have stated earlier, American Baby is expected to be slightly accretive for the remainder of our fiscal year. American Baby is not expected to have a material impact on our third quarter results due to approximately $2 million of intangible amortization, which is based on an independent valuation of this acquisition and is pursuant to the provisions of SFAS No. 141. In the fourth quarter and thereafter, this amortization is expected to be approximately $200,000 per quarter.



In late January, when we released our second quarter earnings, we stated we were comfortable with $0.48 per share – then the First Call consensus – for the third quarter of fiscal 2003, assuming world events did not materially interrupt our businesses. We are still comfortable with that guidance. Our net earnings for the third quarter of fiscal 2002 were $21.8 million or $0.43 per share, adjusted for the amortization provisions of SFAS No. 142.

Looking at the full fiscal year, we believe earnings will range from $1.65 to $1.75 per share, before the charge related to the adoption of SFAS No. 142.   This outlook reflects our performance to date and accretion from American Baby. In addition, our outlook reflects the potential for incremental direct mail investment in the second half of fiscal 2003. Our fiscal 2002 net earnings were $72.4 million or $1.42 per share, adjusted for the amortization provisions of SFAS No. 142.

Summary

- **Publishing – powerful asset base**
- **Broadcasting – turnaround driving growth and margin expansion**
- **Strong cash generation and balance sheet**
- **Strong, credible management**
- **Opportunistic – asset play alternatives**



In conclusion, I'll leave you with these points.

First, our publishing business holds a clear leadership position in the home and family markets. We are expanding this leadership position by serving younger women and younger families.

Second, our turnaround in broadcasting is a key driver to our growth and in the next two to three years, we expect to improve EBITDA margin to the level we did in fiscal 1998 and 1999.

Third, these businesses generate significant free cash flow and we have a strong balance sheet.

We have a strong and credible management team. And,

last, these characteristics allow us to be opportunistic with respect to strategic asset opportunities, especially in a consolidating environment.



Now, we'll take your questions.